Mail Stop 3561

May 24, 2010

Stephen A. Hellrung, Esq.
Senior Vice President, General Counsel and Secretary
Graphic Packaging Holding Company
814 Livingston Court
Marietta, Georgia 30067

> **Re: Graphic Packaging Holding Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 001-33988**

Dear Mr. Hellrung:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management Discussion and Analysis, page 19

Liquidity and Capital Resources, page 28

1. We note references to increased cash from operations attributed primarily to alternative fuel tax credits. You state on page 21 and elsewhere that the "tax credit expired on December 31, 2009." In future filings please clarify any material effect the expiration of the tax credit has on your liquidity and capital

resources. For example, it is unclear if you believe other sources of liquidity will be necessary to replace the tax credit, and if so, what those sources would be.

Note 10 – Financial Instruments, Derivatives and Hedging Activities, page 67

Interest Rate Risk, page 68

2. We note that you recorded in the fourth quarter of 2009 a non-cash credit to interest expense of $13.8 million related to an interest rate swap assumed in 2008 to correct an error in accounting for the interest rate swap. Please provide us with your analysis that supports your conclusion that the correction of the error in the fourth quarter of 2009 was not material to either any annual or quarterly period impacted by the error.

Note 20 – Earnings Per Share, page 77

3. It appears that you do not include restricted stock awards in your computation of basic earnings per share. Please tell us whether the restricted stock awards allow holders to receive nonforfeitable dividends before the awards vest. If so, explain to us how you considered FASB ASC 260-10-45-61 (FSP EITF 03-06-1) with regards to including the restricted stock awards within the computation of basic earnings per share.

Consent of Independent Registered Public Accounting Firm, Exhibit 23.1

4. We note that Ernst & Young LLP and PricewaterhouseCoopers LLP consented to the incorporation by reference of its reports in different registration statements on Form S-8. Please tell us which registration statements on Form S-8 are active and, if the financial statements included in this Form 10-K are incorporated by reference into each of the Form S-8s, why the Form S-8s listed are not the same within each consent.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 with any other questions.

Sincerely,

John Reynolds
Assistant Director